Filed by Macrovision Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Macrovision Corporation (Commission File No. 000-22023),

Gemstar-TV Guide International, Inc. (Commission File No. 0-24218), and

Macrovision Solutions Corporation (Registration No. 333-148825).

On Tuesday, February 12, 2008, Macrovision Corporation used the following materials in connection with a presentation to certain of its employees:

© 2008 Macrovision Corporation | Company Confidential 1 Macrovision Direction Update Gemstar Integration Confidential & Proprietary

© 2008 Macrovision Corporation | Company Confidential

Forward Looking Statements
Macrovision Solutions Corporation has filed a Registration Statement on Form S-4
(Registration No. 333-148825) containing a preliminary joint proxy statement-
prospectus regarding the proposed transaction and other documents regarding the proposed transaction described in this document with the Securities and
Exchange Commission. INVESTORS AND STOCKHOLDERS ARE URGED TO
READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND SUCH
OTHER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION
ABOUT THE COMPANIES AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to stockholders of each of Gemstar-TV
Guide and Macrovision seeking their approval of matters in connection with the transaction. Investors and stockholders may obtain a free copy of the joint proxy statement-prospectus (when available) and other documents filed by Macrovision
Solutions, Macrovision and Gemstar-TV Guide with the Securities and Exchange
Commission at the Securities and Exchange Commission’s Web site at
http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the Securities and Exchange
Commission incorporated by reference in the joint proxy statement/prospectus, such as annual, quarterly and special reports, and other information, directly from Macrovision by directing a request to Macrovision Investor Relations at 408-
969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-
TV Guide Investor Relations at 323-817- 4600.

© 2008 Macrovision Corporation | Company Confidential

Additional Information
Each company’s directors and executive officers and other persons may be deemed, under Securities and Exchange Commission
rules, to be participants in the solicitation of proxies in
connection with the proposed transaction. Information regarding
Macrovision’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on
March 20, 2007 and information regarding Gemstar-TV Guide’s
directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on April 10, 2007.
Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other
relevant materials to be filed with the Securities and Exchange
Commission when they become available.

© 2008 Macrovision Corporation | Company Confidential 4 Macrovision Direction @@@@@@

© 2008 Macrovision Corporation | Company Confidential

2010 2020 2000
Market Transformation
Market Transformation
Physical
to Digital
Broadband
Digital
TV / HD
Convergence
•
89 million DTVs by
2011, a 12.1% annual
compound increase*
•
Online movie
revenues will reach
$1.8B by 2011**
•
Americans viewed
more than 8.3 billion
online video streams
in May***
*U&S Industry Research & Estimates
**Diffusion Group, Jan 2007
***Comscore
The digital home is undergoing the largest transformation
since the introduction of the TV

© 2008 Macrovision Corporation | Company Confidential

Inflection Point for Users
Inflection Point for Users
•
Many silos of content they want to consume throughout
the house
Broadcast, PVR, music, photos, video downloads, etc.
•
Many different interfaces to access the content and
receive related information and guidance
•
Content offerings exploding from 500 channels to a
near-infinite array

© 2008 Macrovision Corporation | Company Confidential

Inflection Point for CE Makers
Inflection Point for CE Makers
•
CE business is not just about playback anymore
Number of requirements is exploding
Complexity beyond CE maker ability to deliver internally
•
Desire an ongoing revenue relationship with customer
Currently derive revenue only when user purchases new device
•
Need to differentiate products in commodity markets
Don’t want to use Microsoft solutions
(Microsoft’s customer worry they’ll get commoditized)
•
Don’t have expertise in specialist
areas including software, services,
and connectivity

© 2008 Macrovision Corporation | Company Confidential

Inflection Point for System Operators
Inflection Point for System Operators
•
Offering value-added services
Internet service
Larger VOD offering
•
Increasing competition with telco for video & data service, with
Internet startups for VOD, and (longer-term) with CE makers for ownership of the Home Screen
•
Need to continue to own guidance to own the user experience;
need to extend into the home to be the starting point for the user

© 2008 Macrovision Corporation | Company Confidential

Summary of Market Need
Consumer demand for quality digital content
• Multiple formats, anytime, anywhere
• Music, movies, photos, and more
Complicated home media structure
• Complex devices and numerous formats
• Major project, requires programming
Digital content businesses struggle
• How to provide as easy-to-use, affordable, and timely

Discover
Metadata
Guidance
Advertising
Catalog
Acquire
Billing
Payments
Subscription
Manage
Organize
Move around
Archive
Enjoy
Watch
Interact
Share
Community

© 2008 Macrovision Corporation | Company Confidential 10 Richer End User Experience Richer End User Experience

Coming Attractions
Just In
Live
Favorites
Recommended
7pm
NBC
The Convention
15:15
77°
AEON FLUX
Store Quality Prints
WOLF
CAMERA
1 HOUR

macrovision™

© 2008 Macrovision Corporation | Company Confidential

Unique Market Opportunity
Unique Market Opportunity
Become the leading enabler of
the home content experience
Provide open infrastructure for
content producers, distributors,
and CE manufacturers protect,
enable, and distribute content
Allow consumers to discover,
acquire, manage, and enjoy
content

© 2008 Macrovision Corporation | Company Confidential

Value Proposition
CE  Manufacturers
(STB /PC / Mobile …)
System Operators Content Publishers
• Increase revenue per
device
• Create ongoing
revenue relationship
with their customers
• Speed time to market
with competitive
services
• Compete with closed
competitors, without
having to recreate the
ecosystem
• Offer their customers
a much richer media
experience
• Increase revenue
generating services
offered to customers
• Drive customers to
use STB more,
increasing ad revenue
• Offer their customers
a much richer media
experience
• Protection solutions
for their content
• Offer their content
directly to consumers
through the internet
Service Providers
• Access to new install
base by integrating
with our CE solution
• Offer their customers
a richer end user
experience
Discover
Acquire Manage
Enjoy
Rich end
user
experience:

© 2008 Macrovision Corporation | Company Confidential

Market Opportunity
Device
Manufacturers
Revenue Model Opportunity
• Software/service/IP
License
• Per unit royalties
• Annual TAM per device - $1-$2B (500
Million units)*
• License/Services Annual TAM - $1B+*
• Annual Digital Video TAM - $1B-$2B**
• Annual Other Services TAM - $20B+*
Distribution Channels:
System
Operators
Revenue Model
Opportunity
• Revenue share
• Software/IP licensing
• Internet Ad Annual TAM - $78B (2011)**
• TV Ads Annual TAM - $143B (2011)**
• IP Licensing - $500M+***
Distribution Channels:
Service
Providers
Revenue Model Opportunity
• Revenue share
• Service placement
• Ad supported content
• Meta data - $100-$300M *
• IP Licensing - $500M+***
*Macrovision management calculations
** PWC 2007 Global Entertainment Media Outlook
*** GMST mgmt estimates

© 2008 Macrovision Corporation | Company Confidential

Attractive Growth Opportunities
Connected Cross Platform Connected Services International
MyTVGuide
Services
• Advertising,
recommendations,
personalization,
measurement, etc.
Growing advertising
opportunity
Device registration
Partners
Growing EMEA
patent portfolio
Growth in new
devices/digital
adoption
Solutions for
guidance and
media interaction
Television
Mobile
PC
STB/DVR
Data Services
Expand emerging
TV Data licensing
business
Integrate data
across multiple
media types

© 2008 Macrovision Corporation | Company Confidential

What We Expect To Provide
Guidance technology
• Creates interactive program guides
• Helps consumers easily discover content
Connected software and services
• Devices talk to each other and access internet
• Add on services for interacting with content (e.g., acquire, share)
Data services
• Provides behind-the-scenes data links to cross reference
information
Content protection technology
Intellectual Property
• Over 2,000 patents

© 2008 Macrovision Corporation | Company Confidential 16 Demo work here?

Disney
FOX
NBC
abc
CBS
Paramount
BEST BUY
bestbuy.com
YAHOO!
verizon
AOL
BORDERS
amazon.com
BARNES & NOBLE BOOKSELLERS
ECHOSTAR
comcast
TIME WARNER CABLE
DIRECTV
SKY
PHILIPS
DELL
SONY
Scientific Atlanta
MOTOROLA
CISCO
MITSUBISHI ELECTRIC
Microsoft
Panasonic
SHARP
SAMSUNG
Pioneer
RCA
THOMSON
LG
TiVo
TOSHIBA

macrovision™

© 2008 Macrovision Corporation | Company Confidential 17 Top Notch Install Base 1 Subject to close of AMG transaction Content Producers Distribution Channels Consumer Devices

© 2008 Macrovision Corporation | Company Confidential

Macrovision Direction Summary
Vision—home screen
Market opportunity
• Help consumers discover, acquire, manage, and enjoy content
• Help digital content businesses create consumer experience and generate revenue
Macrovision strength
• Components assembled
• Strong existing client base as foundation for growth
• IP backed solutions

© 2008 Macrovision Corporation | Company Confidential 19 © 2007 Macrovision Corporation | Company Confidential Gemstar-TV Guide Integration Planning

© 2008 Macrovision Corporation | Company Confidential

1
GMST Business Review
Guidance Technology
& Solutions
Media Networks Publishing
Patent Licensing
Products & Services
Other
TV Guide Network
Online Networks & Mobile
TVG Network
TV Guide SPOT (VOD) /
TV Guide Broadband
TV Guide Magazine
Cross Platform
Product Development and Technology (MyTV Guide)
Data Solutions
Corporate Marketing
Corporate G&A
Guidance Technology
& Solutions
Media Networks Publishing
Patent Licensing
Products & Services
Other
TV Guide Network
Online Networks & Mobile
TVG Network
TV Guide SPOT (VOD) /
TV Guide Broadband
TV Guide Magazine
Cross Platform
Product Development and Technology (MyTV
Data Solutions
Corporate Marketing
Corporate G&A

© 2008 Macrovision Corporation | Company Confidential

Integration Planning Process Overview – Three
Tracks
Employee Track
• Owners: Eileen Schloss (MVSN) / Dustin Finer (GMST)
• Focus on evaluation of top talent, retention of key people, organization design, culture assessment, internal communications, etc.
Business Track
• Owners: Corey Ferengul (MVSN) / Alan Cohen (GMST)
• Focus on business segments and go to market strategy
Shared Services Track
• Owners: James Budge (MVSN) / Peter Halt (GMST)
• Focus on infrastructure (Finance, Legal, IT, HR Operations, Facilities, etc.)
to support combined organization

© 2008 Macrovision Corporation | Company Confidential

Integration Process Overview – Three Phases
Phase I – Discovery (January 15 – mid February)
• Gain a better understanding of GMST and how it currently operates.
• Top down approach for information gathering and analysis
• Results in discovery reports and strategic decision meeting
Phase 2 – Planning (February 15 – close)
• Detailed plans for integration (milestones, owners, timing, etc.)
• Detailed Day One requirements and readiness plan
Phase 3 – Implementation (Post close)
• Execution of plans

© 2008 Macrovision Corporation | Company Confidential

GMST Business Review
Guidance Technology
& Solutions
Media Networks Publishing
Patent Licensing
Products & Services
Other
TV Guide Network
Online Networks & Mobile
TVG Network
TV Guide SPOT (VOD) /
TV Guide Broadband
TV Guide Magazine
Cross Platform
Product Development and Technology (MyTV Guide)
Data Solutions¹
Corporate Marketing
Corporate G&A
Guidance Technology
& Solutions
Media Networks Publishing
Patent Licensing
Products & Services
Other
TV Guide Network
Online Networks & Mobile
TVG Network
TV Guide SPOT (VOD) /
TV Guide Broadband
TV Guide Magazine
Cross Platform
Product Development and Technology (MyTV
Data Solutions
Corporate Marketing
Corporate G&A

© 2006 Macrovision Corporation Company Confidential Thank You